SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    619430101
                                 (CUSIP Number)

                                Alison S. Ressler
                                Patrick S. Brown
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                                   Suite 2100
                       Los Angeles, California 90067-1725
                                 (310) 712-6600
                       (Name, address and telephone number
                                    of person
                authorized to receive notices and communications)

                                February 14, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 619430101                 13D                 Page 2 of 12 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Laurel Crown Capital LLC:
                                                    Series One - LC/Morton's
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS* OO

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                       Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                           1,362,529 (See Item 5(a) and 5(b))
OWNED BY       --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101                    13D                 Page 3 of 12 Pages
------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Laurel Crown Management, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS* OO

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                           1,362,529 (See Item 5(a) and 5(b))
OWNED BY       --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                   0
REPORTING      --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101                   13D                 Page 4 of 12 Pages
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Laurence E. Paul
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS* OO

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,362,529 (See Item 5(a) and 5(b))
OWNED BY       --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                                 IN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101                    13D                 Page 5 of 12 Pages
----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Stephen E. Paul
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS* OO

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                   0
SHARES         --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                           1,362,529 (See Item 5(a) and 5(b))
OWNED BY       --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                   0
REPORTING      --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,362,529 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                                 IN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101                    13D                 Page 6 of 12 Pages
----------------------------------------------------------------------------

Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") relates to shares (the "Shares") of the common stock, par value $0.01 ("Common Stock"), of Morton's Restaurant Group, Inc. (the "Issuer"). The principal executive offices of the Issuer is located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60610.


Item 2.     Identity and Background.

     (a) This statement is filed by:

         (i) Laurel Crown Capital LLC: Series One - LC/Morton's, a series of Laurel Crown Capital, LLC, a Delaware limited liability company, in connection with the Shares owned directly by such series;

         (ii) Laurel Crown Management, LLC, a Delaware limited liability company, in connection with the Shares owned directly by Laurel Crown Capital LLC: Series One - LC/Morton's, as more fully described in Item 5(a) and 5(b) below;

         (iii) Laurence E. Paul, in connection with Shares owned directly by Laurel Crown Capital LLC: Series One - LC/Morton's, as more fully described in Item 5(a) and 5(b) below; and

         (iv) Stephen E. Paul, in connection with Shares owned directly by Laurel Crown Capital LLC: Series One - LC/Morton's as more fully described in Item 5(a) and 5(b) below.

     The persons and entities above are referred to herein collectively as the "Reporting Persons". Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

     Laurel Crown Capital LLC: Series One - LC/Morton's is a series of Laurel Crown Capital, LLC established pursuant to Section 18-215 of the Delaware Limited Liability Company Act.

         Laurel Crown Management, LLC is the manager of Laurel Crown Capital, LLC. Laurence E. Paul, Stephen E. Paul and Karen P. Zimmer are the members of the board of managers of Laurel Crown Management, LLC, and Laurence E. Paul and Stephen E. Paul are the sole members of the investment committee of Laurel Crown Management, LLC.

         Laurence E. Paul and Stephen E. Paul are members of the board of managers and sole members of the investment committee of Laurel Crown Management, LLC, and in such capacity share the voting and investment control over the securities held by Laurel Crown Capital LLC: Series One - LC/Morton's.

CUSIP NO. 619430101                    13D                 Page 7 of 12 Pages


         The Reporting Persons are making a joint filing pursuant to the requirements of the rules of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) The principal business address of each of the entities or persons identified in this Item 2 is c/o Laurel Crown Capital, LLC, 1601 Cloverfield Blvd., South Tower, 2nd floor, Santa Monica, CA 90404.

         (c) The principal business of Laurel Crown Capital, LLC, is that of making investments. The principal business of Laurel Crown Management, LLC is of being the manager of Laurel Crown Capital, LLC. The principal occupations of Laurence E. Paul, Stephen E. Paul and Karen P. Zimmer are being the managers of Laurel Crown Management, LLC.

         (d) None of the entities or persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

CUSIP NO. 619430101                    13D                 Page 8 of 12 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

         Laurel Crown Capital LLC: Series One - LC/Morton's (the "Direct Holder") acquired Shares in connection with the recapitalization of the Issuer and certain of its affiliates in connection with the Issuer's initial public offering consummated on February 14, 2006 (the "IPO"). Pursuant to this recapitalization, the Direct Holder received 1,964,668 Shares in respect of units that the Direct Holder previously held in Morton's Holding LLC, a Delaware limited liability company ("Holdings LLC"), of which 602,139 Shares of Common Stock were sold by the Direct Holder in connection with the IPO. The units of Holdings LLC originally acquired by the Direct Holder in 2002 using capital contributions from members.

Item 4.     Purpose of the Transaction.

         The Direct Holder was an investor in Holdings LLC prior to the recapitalization. The Common Stock issued by the Issuer was acquired by the Direct Holder as a result of the distribution of such Shares of Common Stock to unitholders of Holdings LLC.

         The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

         Whether the Reporting Persons purchase any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

         Other than as set forth above, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

         (a) The approximate percentage of Shares reported beneficially owned by each person herein is based upon 16,098,500 Shares, which reflects the Shares of Common Stock issued and outstanding as reported in the Issuer's Prospectus dated February 8, 2006.

         (i) Laurel Crown Capital, LLC: Series One - LC/Morton's, owns directly 1,362,529 Shares, constituting approximately 8.5% of the Shares outstanding.

CUSIP NO. 619430101                    13D                 Page 9 of 12 Pages

         (ii) Laurel Crown Management, LLC owns directly no Shares. By reason of Rule 13d-3 of the Exchange Act and its role as manager of Laurel Crown Capital, LLC: Series One - LC/Morton's, Laurel Crown Management, LLC, may be deemed to beneficially own 1,362,529 Shares, constituting approximately 8.5% of the Shares outstanding, which Shares are owned directly by Laurel Crown Capital LLC: Series One - LC/Morton's. Laurel Crown Management, LLC disclaims beneficial ownership of such Shares;

         (iii) Laurence E. Paul owns directly no Shares. By reason of Rule 13d-3 of the Exchange Act and his role as a member of the investment committee of Laurel Crown Management, LLC, Laurence E. Paul may be deemed to beneficially own 1,362,529 Shares, constituting approximately 8.5% of the Shares outstanding, which Shares are owned directly by Laurel Crown Capital
     LLC: Series One - LC/Morton's. Laurence E. Paul disclaims beneficial ownership of such Shares except as to Shares representing his pro rata interest in, and interest in the profits of, the Shares through Laurel Crown Capital LLC: Series One - LC/Morton's;

         (iv) Stephen E. Paul owns directly no Shares. By reason of Rule 13d-3 of the Exchange Act and his role as a member of the investment committee of Laurel Crown Management, LLC, Stephen E. Paul may be deemed to beneficially own 1,362,529 Shares, constituting approximately 8.5% of the Shares outstanding, which Shares are owned directly by Laurel Crown Capital LLC:
     Series One - LC/Morton's. Laurence E. Paul disclaims beneficial ownership of such Shares except as to Shares representing his pro rata interest in, and interest in the profits of, the Shares through Laurel Crown Capital
     LLC: Series One - LC/Morton's.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b) Laurel Crown Capital, LLC: Series One - LC/Morton's, its investment manager, Laurel Crown Management, LLC, and Laurel Crown Management, LLC's investment committee members, Laurence E. Paul and Stephen E. Paul share the power to vote, direct the vote, to dispose, and to direct the disposition of all of the 1,362,529 Shares directly owned by Laurel Crown Capital, LLC: Series One
- LC/Morton's.

CUSIP NO. 619430101                    13D                 Page 10 of 12 Pages


         (c) The Reporting Persons have not effected any transactions in the Common Stock since the date of event which required the filing of this Schedule 13D, except as described in Item 3 of this Schedule 13D.

         (d) No person other than the Direct Holder is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

         (e) Not applicable.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Schedule 13D for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         The Issuer and Laurel Crown Capital, LLC: Series One-LC/Morton's and other Shareholders of the Issuer listed on the signature pages thereto have entered into a Registration Rights Agreement dated as of January 31, 2006 (the "Registration Rights Agreement"). The terms of the Registration Rights Agreement include provisions for demand registration rights and piggyback registration rights in favor of Laurel Crown Capital, LLC: Series One-LC/Morton's and the other Shareholders party thereto.

         The forgoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of such document, which is listed as Exhibit 2 hereto, and incorporated herein by reference.


Item 7.     Materials to be Filed as Exhibits.


            Exhibit 1 - Joint Filing Agreement, as required by Rule 13d-1(k)
                        under the Securities Exchange Act of 1934, as amended.

            Exhibit 2 - Registration Rights Agreement, dated as of January 31,
                        2006, as amended, by and among Morton's Restaurant Group, Inc., Castle Harlan Partners III, L.P., Laurel Crown Capital, LLC: Series One-LC/Morton's and certain other parties thereto (incorporated by reference to Amendment No. 3 to the Issuer's Registration Statement on Form S-1, filed on February 2, 2006, and incorporated by reference).

CUSIP NO. 619430101                    13D                 Page 11 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2006

LAUREL CROWN CAPITAL, LLC: SERIES ONE - LC/MORTON'S
By: LAUREL CROWN MANAGEMENT, LLC, its manager
By: Laurence E. Paul, manager

    By: /s/ Laurence E. Paul
        ---------------------------

LAUREL CROWN MANAGEMENT, LLC
By: Laurence E. Paul and Stephen E. Paul,
its managers


    By: /s/ Laurence E. Paul
        ---------------------------
    By: /s/ Stephen E. Paul
        ---------------------------

LAURENCE E. PAUL

    By: /s/ Laurence E. Paul
        ---------------------------

STEPHEN E. PAUL

    By: /s/ Stephen E. Paul
        ---------------------------

CUSIP NO. 619430101                    13D                 Page 12 of 12 Pages

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated:  February 14, 2006

LAUREL CROWN CAPITAL, LLC: SERIES ONE - LC/MORTON'S
By: LAUREL CROWN MANAGEMENT, LLC, its manager
By: Laurence E. Paul, manager

    By: /s/ Laurence E. Paul
        ---------------------------

LAUREL CROWN MANAGEMENT, LLC
By: Laurence E. Paul and Stephen E. Paul,
its managers


    By: /s/ Laurence E. Paul
        ---------------------------
    By: /s/ Stephen E. Paul
        ---------------------------

LAURENCE E. PAUL

    By: /s/ Laurence E. Paul
        ---------------------------

STEPHEN E. PAUL

    By: /s/ Stephen E. Paul
        ---------------------------